    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1997

                                                      REGISTRATION NO. 333-_____
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-8
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                 BRYLANE INC.
            (Exact name of registrant as specified in its charter)

          Delaware                                  13-3794198
(State or other jurisdiction of                  (I.R.S. Employer
incorporation or organization)                  Identification No.)

                        463 Seventh Avenue, 21st Floor
                           New York, New York  10018
                                (212) 613-9500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          -------------------------


                1996 Senior Management Stock Subscription Plan
                         1996 Stock Subscription Plan
        Stock Subscription Agreement between P. Sodini and Brylane Inc.
                            dated February 26, 1997
                Agreement between J. Bourneuf and Brylane Inc.
          and the other parties listed therein dated October 14, 1996
                           (Full title of the plans)

                              ROBERT A. PULCIANI
                        463 Seventh Avenue, 21st Floor
                           New York, New York  10018
                                (212) 613-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                          -------------------------

                                  COPIES TO:
                           Cynthia M. Dunnett, Esq.
                              Ryan S. Hong, Esq.
                              Riordan & McKinzie
                      300 South Grand Avenue, 29th Floor
                        Los Angeles, California  90071
                                (213) 629-4824

                        CALCULATION OF REGISTRATION FEE
=========================================================================================
                                            PROPOSED         PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT        MAXIMUM          MAXIMUM        AMOUNT OF
    SECURITIES TO BE          TO BE      OFFERING PRICE     AGGREGATE      REGISTRATION
       REGISTERED           REGISTERED   PER SHARE/(1)/   OFFERING PRICE       FEE
-----------------------------------------------------------------------------------------
Common Stock                   689,667          $38.625      $26,638,388      $8,075
=========================================================================================

/(1)/ Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on the average of the high and low sales price on August 15, 1997, respectively, as reported on the New York Stock Exchange.

                                    PART I

                    INFORMATION REQUIRED IN THE PROSPECTUS

     Pursuant to Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Securities Act"), an information statement containing the information specified in Part I of this Form S-8 (an "Information Statement") will be distributed to participants, as applicable, under any of the Brylane Inc. 1996 Senior Management Stock Subscription Plan ("Management Subscription Plan"), the Brylane Inc. 1996 Stock Subscription Plan ("Subscription Plan"), the Stock Subscription Agreement between Peter Sodini and Brylane Inc. dated February 26, 1997 ("Sodini Agreement") or the Agreement between Jessie Bourneuf and Brylane Inc. and the other parties listed therein dated October 14, 1996 ("Bourneuf Agreement") (collectively, these plans or agreements shall be referred to as the "Plans"). Each Information Statement, taken together with the documents incorporated by reference herein pursuant to Item 3 of Part II below, constitutes a prospectus meeting the requirements of Section 10(a) of the Securities Act pursuant to Rule 428(a)(1) under the Securities Act, and each Information Statement is hereby incorporated by reference in this Registration Statement.

     Under cover of this Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act (the "Reoffer Prospectus").
The Reoffer Prospectus may be utilized for reofferings and resales of up to 544,667 shares of Common Stock acquired by selling stockholders through any of the Plans.

REOFFER PROSPECTUS


                                 BRYLANE INC.

                                544,667 SHARES
                                 COMMON STOCK
                             --------------------

     This Reoffer Prospectus (the "Prospectus") relates to the offering of 544,667 shares (the "Shares") of Common Stock ("Common Stock") of Brylane Inc. (the "Company") by the persons named herein under "Selling Stockholders."

      INVESTORS SHOULD CONSIDER THE INFORMATION SET FORTH IN THIS REOFFER PROSPECTUS BEGINNING ON PAGE 3 UNDER "RISK FACTORS" PRIOR TO PURCHASE.

     Holders of the Shares may resell the Shares from time to time in transactions on the New York Stock Exchange and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers. See "Plan of Distribution." Sales of the Shares may be effected by selling such securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers thereof. Such sellers and any broker-dealer who acts in connection with the sales of Shares may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

     None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being registered hereby.
                     ------------------------------------

     The Common Stock is traded on the New York Stock Exchange under the symbol "BYL." On August 15, 1997, the reported closing price of the Company's Common Stock on the New York Stock Exchange was $39.25 per share.
                     ------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                     ------------------------------------

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or in the facts herein set forth since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.
                     ------------------------------------

                The date of this Prospectus is August 19, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-8 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

     As used in this Prospectus, unless the context indicates otherwise, (i) the term "Brylane" refers to Brylane, L.P., a Delaware limited partnership and a wholly-owned subsidiary of Brylane Inc. (the "Partnership"), excluding Chadwick's, (ii) the term "Chadwick's" refers to the Chadwick's of Boston catalog division of The TJX Companies, Inc. ("TJX") acquired by Brylane in December 1996, (iii) the term, the "Company" refers to Brylane Inc., its subsidiaries and their respective operations, including the Partnership and its wholly-owned subsidiaries VP Holding Corporation, a Delaware corporation ("VP Holding"), VGP Corporation, a Delaware corporation ("VGP"), and VLP Corporation, a Delaware corporation ("VLP"), and (iv) the term "The Limited" refers to The Limited, Inc. and its subsidiaries and affiliates.


                                  THE COMPANY

     The Company is the nation's leading specialty catalog retailer of value-priced apparel. The Company has established a focused portfolio of profitable catalogs that target consumers of both special and regular size apparel.
Through its nationally recognized Lane Bryant and Roaman's catalogs, Brylane is the leading catalog retailer of women's special size apparel (sizes 14 to 56) and, through its KingSize catalog, is a leading catalog retailer of men's special size apparel (sizes XL to 9XL). Chadwick's, which Brylane acquired in December 1996, is the nation's largest off-price women's apparel catalog retailer, and offers a broad selection of high quality apparel at prices typically 25% to 50% below the regular prices of department and specialty retail stores. The Company's Lerner catalog has a strong and growing presence in the women's regular size apparel market. In addition, the Company has recently introduced and continues to develop several new catalog concepts. For example, the Company successfully launched the Sue Brett (mature regular size women's apparel), Bridgewater (regular size women's and men's classic apparel) and Jessica London (off-price special size women's apparel) catalogs, and is also testing a catalog called Brett (regular size men's apparel). Additionally, Brylane has expanded its customer base by marketing certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services Inc. ("Sears").

     The Company's merchandising strategy across all of its catalog titles is to provide value-priced apparel with a consistent quality and fit, to concentrate on apparel with limited fashion risk, and to offer a broad selection of sizes, styles and colors.

     The Company's principal executive offices are located at 463 Seventh Avenue, 21st Floor, New York, New York 10018, and its telephone number is (212) 613-9500.


                                 RISK FACTORS

     In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

COMPETITION AND OTHER BUSINESS FACTORS

     The retail apparel business is highly competitive. Each of the Company's women's catalogs compete in the sale of women's apparel with other catalog retailers, department stores, discount stores and specialty retailers. In particular, Lane Bryant, Roaman's and Woman's View compete in the sale of special size women's apparel with the Lane Bryant retail stores operated by The Limited and Lerner and Smart Choice compete in the sale of women's sportswear and other apparel with the Lerner retail stores operated by The Limited. Chadwick's competes with many retail sellers of apparel, including T.J. Maxx and Marshalls, each of which is owned by TJX. The Company's KingSize and Big & Tall catalogs compete in the sale of special size men's apparel with specialty retailers, department stores, other mail order companies and discount stores.
In addition, sales of clothing through home television shopping networks or other electronic media could provide additional sources of competition for the Company in the future. Some of the Company's competitors may have greater financial resources than the Company. An increase in the amount of competition faced by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's future performance will be subject to a number of other factors beyond its control, including declines in discretionary consumer spending or in demand for apparel generally, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company believes that its strategy of providing a broad range of basic merchandise that is current, but not "leading edge", limits fashion risk, it is still subject to risks associated with changes in fashion preferences. Misjudgment by the Company as to fashion trends or consumer preferences, or a downturn in discretionary consumer spending, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company benefits from the name recognition and reputation generated by the Lane Bryant retail stores and the Lerner retail stores which are operated by The Limited. At present, The Limited operates over 800 Lane Bryant stores and over 750 Lerner stores. The Limited is under no obligation to continue to own or operate the Lane Bryant and Lerner stores, and there can be no assurance that The Limited will not change the focus of such stores in a manner that would be adverse to Brylane's catalog concepts bearing the same trademarks, although The Limited has agreed that, during the term of the Trademark Agreement (as defined herein), it will not disparage or diminish the stature, image or quality of any of the trademarks subject to the Trademark Agreement.

     The Transaction Agreement pursuant to which affiliates of Freeman Spogli & Incorporated, a private investment firm ("FS&Co."), and The Limited formed the Partnership (as amended, the "Transaction Agreement") contains certain noncompetition and nonsolicitation provisions pursuant to which The Limited agreed, in general, and subject to certain exceptions, not to compete with Brylane's catalog business for special size women's apparel by publishing similar catalogs, or to solicit any person who is an employee of such business to terminate his or her relationship with Brylane. These provisions terminate when the affiliates of FS&Co. no longer hold any direct or indirect interest in the Company. If such provisions were to terminate, The Limited could compete directly with Brylane in the retail catalog business for special size women's apparel. There can be no assurance that such competition would not have a material adverse effect on Brylane.

     The Stockholders Agreement entered into at the closing of the Company's February 1997 initial public offering (the "Initial Public Offering") by and among the Company, affiliates of FS&Co., an affiliate of The Limited, Leeway & Co., a Massachusetts partnership, as nominee for the Long-Term Investment Trust, a trust governed by the laws of the State of New York ("Leeway & Co."), NYNEX Master Trust, a trust governed by the laws of the State of New York ("NYNEX"), Chadwick's Inc., a wholly-owned subsidiary of TJX (the "TJX Noteholder"), and WearGuard Corporation ("WearGuard") (the "Stockholders Agreement") provides, with certain exceptions, that the Company may not, without The Limited's consent, for so long as The Limited holds, directly or indirectly, at least 20% of the outstanding Common Stock of the Company, engage in any business that competes with the businesses conducted by The Limited as of August 30, 1993, other than in the mail order business for women's special size apparel, moderately priced fashion apparel and related accessories, and for moderately priced regular size or special size men's apparel and related accessories that are substantially similar to the products offered in the Company's KingSize catalogs as of October 14, 1996. Although the Company currently has no plans to further expand its business into areas that are competitive with The Limited, these noncompetition provisions could restrict the Company's ability to do so. See "Description of Capital Stock--Stockholders Agreement."

RELATIONSHIP WITH THE LIMITED

     In August 1993, Brylane became a party to a trademark license agreement with The Limited (as amended, the "Trademark Agreement") pursuant to which the Company has use of the Lane Bryant(R), Lerner(R) and certain other trademarks, on a royalty-free basis, until August 2013, subject to earlier termination as described in the paragraphs that follow. The Company has determined to use the Lane Bryant(R) and Lerner(R) trademarks in its catalogs and in general advertising and promotional materials, and not as labels or tags on any garments or other merchandise it distributes. The other trademarks covered by the Trademark Agreement are used for certain of the Company's apparel offerings, as well as other marketing and merchandising activities.

     The Trademark Agreement and each of the licenses granted thereunder will terminate on August 20, 2013 unless earlier terminated by (i) Brylane with six months' notice on or after August 20, 1998, (ii) The Limited in the event of (x) a breach by Brylane of any of its material obligations under the Trademark Agreement or (y) certain bankruptcy or insolvency events involving Brylane, (iii) ten years after the earliest date that the direct or indirect ownership interests of affiliates of FS&Co. or the ownership interests of affiliates of The Limited in Brylane drop below certain specified levels, or (iv) subject to certain extensions, (x) two years after any competitor of The Limited acquires "control" of Brylane (as defined in the Trademark Agreement), or (y) two or four years after the occurrence of certain mergers, consolidations or business combinations.

     Unless renewed, upon a termination of the Trademark Agreement, the Company would need to create new names and trademarks for its catalogs, as well as for the merchandise offerings that currently utilize the licensed trademarks, and effect a transition of customer recognition and acceptance of such new names and trademarks. While the Company believes that the termination provisions of the Trademark Agreement would afford it sufficient time to achieve this transition, no assurance can be given that it would be successful or that the termination of the Trademark Agreement would not have a material adverse effect on the Company.

LEVERAGE AND CERTAIN RESTRICTIONS IMPOSED BY LENDERS

     The Company has incurred substantial indebtedness. As of May 3, 1997, after giving effect to the Initial Public Offering and the use of the net proceeds received therefrom, and the subsequent voluntary prepayment of debt, the Company had total outstanding long-term indebtedness (including current portion) of $316.0 million, as compared with total stockholders' equity of $214.2 million. The Company will require substantial cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as any increased working capital requirements. The Credit Agreement dated April 30, 1997 among Brylane, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the other lender parties listed thereto and guaranteed by each of the Company's subsidiaries ("1997 Bank Credit Facility") and the Indenture dated August 30, 1993 among Brylane and Brylane Capital, as issuers, the subsidiaries of Brylane, as guarantors, and the United States Trust Company of New York, as trustee (as supplemented, the "Indenture") that governs the Company's $125.0 million aggregate principal amount of its senior subordinated notes contain covenants that, among other things, restrict the Company's ability to incur debt, make distributions (including cash dividends), incur liens, make capital expenditures and make investments or acquisitions. As a result of these covenants, the ability of the Company to secure additional financing, if needed, is restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the Company.

SEARS AGREEMENT

     In March 1994, Brylane entered into a licensing arrangement with Sears which, as amended, provides the Company with an exclusive license to distribute its Woman's View, Smart Choice, Classics and Big & Tall catalogs to customers selected by the Company from the more than 30 million name customer file of Sears, Roebuck and Co. (as amended, the "Sears Agreement"). The initial term of the Sears Agreement expires on February 28, 1999 and automatically continues for additional one-year terms thereafter; provided, that either of the parties may terminate the Sears Agreement upon twelve months' written notice prior to the end of the initial term or any renewal thereof. In addition, upon the default of either Sears or the Company, the Sears Agreement may be terminated by the non-defaulting party either immediately or upon the payment of all sums owed by such non-defaulting party under the Sears Agreement, depending on the type of default. Events of default under the Sears Agreement include, among others, (i) the material failure of the Company to comply with the operating policies and procedures set forth in the Sears Agreement; (ii) the material failure of the Company to actively follow any mutually agreed upon circulation and mailing plan; (iii) any bankruptcy or insolvency proceedings being commenced against either party; and (iv) the inability of either party to pay debts as they come due.

     A termination of the Sears Agreement could have a material adverse effect on the Company's business, financial condition and results of operations. Upon termination of the Sears Agreement, the Company will retain the names of all customers who have purchased through the Sears catalogs covered by such agreement and, at that point, the Company will be able to mail the Company's other catalogs to these customers. However, no assurance can be given as to the extent that the Company will be able to retain these individuals as customers of the Company.

IMPACT OF INCREASES IN COSTS OF POSTAGE, PAPER AND PRINTING

     Increases in postal rates and paper and printing costs have a direct impact on the cost of the production and mailing of the Company's catalogs and promotional materials, as well as the Company's order fulfillment. Like others in the catalog industry, the Company passes on a significant portion of the costs of order fulfillment directly to its customers, but it does not directly pass on the costs of preparing and mailing catalogs and other promotional materials. The Company relies heavily on discounts from the basic postal rate structure, such as discounts for bulk mailings and pre-sorting by zip code and carrier routes. Brylane and Chadwick's historically have not entered into long-term contracts for their paper purchases. Consequently, no assurances can be given that the Company will not be subject to increases in paper costs or to shortages in the supply of paper in the future. In addition, although the Company currently has contracts for printing of its catalogs, the remaining terms of these contracts range from one to five years, and no assurance can be given that the Company's printing costs will not increase upon renegotiation of these contracts. Significant increases in postal rates or in paper or printing costs could have a material adverse effect on the Company's business, financial condition and results of operations, particularly to the extent that the Company is unable to pass on such increases directly to its customers or to offset such increases by either raising prices or reducing other costs. Brylane and Chadwick's each experienced an increase in postal rates in January 1995 and an increase in paper costs from the fall of 1994 through the fall of 1995. While Brylane and Chadwick's each was able to partially mitigate these cost increases, no assurances can be given that similar increases in postal rates or in the Company's costs of paper will not occur in the future.

CONTROL OF THE COMPANY

     Currently, affiliates of FS&Co. beneficially own 43.8% and an affiliate of The Limited beneficially owns 25.7% of the Company. By virtue of its ownership of a large percentage of the outstanding Common Stock, FS&Co. is in a position to exercise substantial influence over actions that require the consent of stockholders. In addition, pursuant to the terms of the Stockholders Agreement, FS&Co. is able to nominate three members of the Board of Directors of Brylane Inc., and The Limited is able to nominate two members. The number of directors that FS&Co. and The Limited may nominate declines with the percentage of Common Stock held by each.

     The Stockholders Agreement contains a number of provisions that could prevent changes in the control or management of the Company. For example, FS&Co. and The Limited have agreed that, without the consent of the other, until one year after the date on which persons other than The Limited, FS&Co., Leeway & Co., NYNEX, an affiliate of TJX or WearGuard, or their respective affiliates, own 20% or more of the then outstanding Common Stock, they will vote or cause to be voted all shares of Common Stock beneficially owned by them against any consolidation, combination or merger of the Company or any sale or other transfer of all or substantially all of the assets of the Company. The Stockholders Agreement also prohibits FS&Co., The Limited, WearGuard and an affiliate of TJX, and their respective affiliates, and Leeway & Co. and NYNEX, from acquiring beneficial ownership of any additional shares of Common Stock. See "Description of Capital Stock--Stockholders Agreement."

     In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws and of the Delaware General Corporation Law, together or separately, could have the effect of discouraging potential acquisition proposals or delaying or preventing changes in the control or management of the Company, and may limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include the ability to issue, without further stockholder approval, preferred stock with rights and privileges which would be senior to the Common Stock. See "Description of Capital Stock."

DEPENDENCE ON SUPPLIERS; FOREIGN SOURCING

     Brylane's concentration on private label merchandise in its special size catalogs, and the broad range of merchandise offered in its Chadwick's catalogs, requires that the Company maintain good relationships with many manufacturing sources and suppliers. Moreover, the number of available manufacturers and suppliers for special size apparel is more limited when compared with the number available for apparel generally. Although the Company believes that it has established excellent relationships with its principal manufacturing sources and suppliers, the Company does not have long-term contracts, and its future success will depend in some measure upon its ability to maintain such relationships.
The inability of the Company to source quality goods in a timely fashion at favorable prices could have a material adverse effect on the Company's business, financial condition and results of operations.

     In fiscal 1996, Brylane and Chadwick's made approximately 25.1% and 37.6%, respectively, of its merchandise purchases from foreign suppliers. Although all of the Company's foreign purchases are denominated in U.S. dollars, the Company is subject to a number of risks which are beyond its control, including currency and exchange risks, changes in duties, quotas or other import restrictions, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, political instability, and labor disputes and strikes. There can be no assurance that the occurrence of any destabilizing event abroad will not have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS GENERALLY ASSOCIATED WITH ACQUISITIONS

     An element of the Company's growth strategy is to pursue strategic acquisitions that either expand or complement the Company's business. Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and the assimilation and retention of the personnel of the acquired companies, and potential adverse short-term effects on the Company's operating results. In addition, the Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. The inability of the Company to successfully finance, complete and integrate strategic acquisitions in a timely manner could have an adverse impact on the Company's ability to effect a portion of its growth strategy.

RISK OF DISASTER

     The Company conducts its fulfillment operations from facilities located in Indianapolis, Indiana and West Bridgewater, Massachusetts. If a disaster (such as a tornado or fire) were to destroy or significantly damage either of these facilities, the Company would need to obtain alternative facilities from which to conduct its fulfillment operations and would need to replenish its inventory, both of which would result in significantly increased operating costs and significant delays in the fulfillment of customer orders. While the Company maintains business interruption insurance, such increased costs or delays would have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATED TO UNIONIZED EMPLOYEES

     At May 3, 1997, the Company had approximately 5,500 associates, including approximately 1,200 associates of Chadwick's who were members of a labor union. The Company's agreement with such labor union expires on December 31, 1997, and it is expected that the Company will commence negotiations for a new agreement in the near future. If unionized associates were to engage in a strike or other work stoppage or if additional associates were to become unionized, the Company could experience a significant disruption of operations and higher labor costs, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

     As of July 28, 1997, the Company had outstanding 19,471,445 shares of Common Stock. Of these shares, the 4,000,000 shares of Common Stock sold in the Initial Public Offering are freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 15,471,445 shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144. Substantially all of such restricted shares are entitled to piggyback registration rights as well as certain demand registration rights. In addition, substantially all of such restricted shares may be eligible for immediate public resale pursuant to Rule 144 (subject to the volume limitations contained therein) or Rule 701 of the Securities Act. Further, options to purchase an aggregate of 90,249 additional shares of Common Stock previously granted to employees of the Company and others are currently exercisable. The remaining options to purchase an aggregate of 1,257,266 shares of Common Stock previously granted to employees of the Company and others will begin to vest and become exercisable as early as September 1997. The Company intends to cause the shares held by employees at the Company and certain other individuals, or subject to options granted under the Company's option plans to be registered under the Securities Act.

     Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. In addition, sales in the future of substantial amounts of Common Stock by the Company could result in a dilution in the ownership and voting control of the Company by existing stockholders.

                                USE OF PROCEEDS

     The Shares are being sold by the Selling Stockholders and, accordingly, the Company will receive none of the proceeds therefrom.


                           THE SELLING STOCKHOLDERS

     All of the shares of Common Stock offered hereby are offered by the Selling Stockholders. The Selling Stockholders are officers, directors, certain key employees of Brylane, and certain other individuals. Any sales of such Shares will be for the account of such persons or entities and none of the proceeds of such offering will be received by the Company. There is no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder. The following table sets forth, as of July 1, 1997, with respect to the Selling Stockholders, the number of shares of Common Stock owned by each Selling Stockholder prior to this offering, the number of shares of Common Stock offered for each Selling Stockholder's account and the number of shares of Common Stock owned by each Selling Stockholder after the anticipated completion of this offering. No Shareholder owned more than 1% of the Common Stock prior to this Offering.

                               Shares of      Shares of             Shares of
                                Common         Common                Common
                             Stock Owned    Stock Offered          Stock Owned
Name of                        Prior to        in this               After
Selling Stockholder          this Offering     Offering         this Offering(1)
--------------------         -------------  --------------      ----------------
Peter J. Canzone /(2)/          394,100          100,000           294,100
Robert A. Pulciani /(3)/         79,559           25,000            54,559
Sheila R. Garelik /(4)/         112,250           40,000            72,250
Bruce G. Clark /(5)/             70,083           25,000            45,083
Richard L. Bennett /(6)/         64,958           22,500            42,458
William G. Brosius /(7)/         64,750           22,500            42,250
Laurence A. Frank /(8)/          20,500           10,000            10,500
Irwin Weiss /(9)/                20,541           10,000            10,541
Arlene Silverman /(10)/          36,974           15,000            21,974
Gina M. Piccio /(11)/            21,700           10,000            11,700
Kevin McGrain /(12)/             34,291           15,000            19,291
Philip J. Hoffman /(13)/         35,250           15,000            20,250
Daniel L. Carr /(14)/            34,338           15,000            19,338
Diane Cantor /(15)/              29,875           12,500            17,375
Harvey A. Steinberg /(16)/       22,333           10,000            12,333
Kevin Doyle /(17)/               11,854            5,000             6,854
William M. Lowrey, III /(18)/    15,000            8,000             7,000
Robert G. Evans /(19)/           34,000           10,000            24,000
Janis Dardick /(20)/              9,916            4,000             5,916
Wendy L. Adderley /(21)/         14,793            8,000             6,793
Diane M. Barreira /(22)/         17,520            8,000             9,520
Henry R. Wren /(23)/             17,016            8,000             9,016
Gary DeGaetano /(24)/            13,791            7,000             6,791

                               Shares of      Shares of             Shares of
                                Common         Common                Common
                             Stock Owned    Stock Offered          Stock Owned
Name of                        Prior to        in this               After
Selling Stockholder          this Offering     Offering         this Offering(1)
--------------------         -------------  --------------      ----------------
Leonard E. Smith /(25)/          10,541            6,000             4,541
Sharon S. Cooperman /(26)/        7,583            3,000             4,583
Laura A. Chappell /(27)/         11,500            6,000             5,500
Jewell Trump /(28)/               9,750            5,000             4,750
Jules Silbert /(29)/             54,082           20,000            34,082
Jill E. Friedman /(30)/           9,000            5,000             4,000
Marjorie Chapman /(31)/           9,000            5,000             4,000
Loida D. Noriega-                40,416           15,000            25,416
Wilson /(32)/
Jessie Bourneuf /(33)/           57,167           24,167            33,000
William C. Johnson /(34)/        77,000           30,000            47,000
Peter J. Sodini                  20,000           20,000                 0


(1) Assumes that all shares offered pursuant to this offering have been sold. After this offering, none of the Selling Stockholders will own more than 1% of the Company's issued and outstanding Common Stock.
(2) Includes 294,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(3) Includes 54,459 shares of Common Stock subject to underlying options, whether or not exercisable.
(4) Includes 71,750 shares of Common Stock subject to underlying options, whether or not exercisable.
(5) Includes 44,875 shares of Common Stock subject to underlying options, whether or not exercisable.
(6) Includes 42,250 shares of Common Stock subject to underlying options, whether or not exercisable.
(7) Includes 42,250 shares of Common Stock subject to underlying options, whether or not exercisable.
(8) Includes 10,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(9) Includes 10,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(10) Includes 21,250 shares of Common Stock subject to underlying options, whether or not exercisable.
(11) Includes 11,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(12) Includes 18,250 shares of Common Stock subject to underlying options, whether or not exercisable.
(13) Includes 19,250 shares of Common Stock subject to underlying options, whether or not exercisable.
(14) Includes 19,250 shares of Common Stock subject to underlying options, whether or not exercisable.
(15) Includes 17,375 shares of Common Stock subject to underlying options, whether or not exercisable.

(16) Includes 11,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(17) Includes 6,750 shares of Common Stock subject to underlying options, whether or not exercisable.
(18) Includes 7,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(19) Includes 14,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(20) Includes 5,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(21) Includes 6,750 shares of Common Stock subject to underlying options, whether or not exercisable.
(22) Includes 9,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(23) Includes 9,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(24) Includes 5,750 shares of Common Stock subject to underlying options, whether or not exercisable.
(25) Includes 3,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(26) Includes 4,375 shares of Common Stock subject to underlying options, whether or not exercisable.
(27) Includes 5,500 shares of Common Stock subject to underlying options, whether or not exercisable.
(28) Includes 4,750 shares of Common Stock subject to underlying options, whether or not exercisable.
(29) Includes 32,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(30) Includes 4,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(31) Includes 4,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(32) Includes 25,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(33) Includes 33,000 shares of Common Stock subject to underlying options, whether or not exercisable.
(34) Includes 45,000 shares of Common Stock subject to underlying options, whether or not exercisable.

                         DESCRIPTION OF CAPITAL STOCK

     Pursuant to its Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 31, 1994 (as amended, the "Certificate"), the Company is currently authorized to issue capital stock consisting of 40,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 75,000 shares have been designated as Series A Convertible Redeemable Preferred Stock, $.01 par value per share, which is convertible into shares of Common Stock (the "Series A Preferred Stock"). The Company has filed a certificate of designation (the "Certificate of Designation") setting forth the rights, privileges and preferences of the Series A Preferred Stock.

     The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Certificate, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and Delaware corporate law.

COMMON STOCK

     Holders of Common Stock are entitled to cast one vote per share on all matters and, except as described below, a majority vote is required for all actions taken by holders of Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in any distribution of the Company's assets, after payment of all debts and other liabilities and the liquidation preference of the Series A Preferred Stock. However, the primary assets of the Company are its ownership of all of the outstanding common stock of VP Holding which indirectly owns 100% of the interests in the Partnership through its wholly-owned subsidiaries, VGP and VLP. In the event of a liquidation, dissolution or winding-up of the Company, certain creditors of the Partnership (pursuant to the terms of the 1997 Bank Credit Facility and the Indenture) will have priority over the Company with respect to the distribution of the assets of the Partnership. The holders of Common Stock have no preemptive or other subscription or conversion rights. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Certificate provides that the Board of Directors has the authority, without further action of stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series. The Board is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any series or class of the Preferred Stock upon issuance and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The New York Stock Exchange, upon which the Company's Common Stock has been approved for listing, imposes some restrictions on the issuance of preferred stock with certain terms deemed by the New York Stock Exchange to be adverse to holders of Common Stock. Nonetheless, the rights and privileges afforded by the Certificate could adversely affect the voting power and other rights of holders of Common Stock, and the authority of the Board of Directors to issue Preferred Stock without further stockholder approval, under certain circumstances, could have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Board of Directors of the Company has authorized one series of Preferred Stock. 75,000 shares of Preferred Stock have been designated by the Board as the Series A Preferred Stock. These shares have been issued to Dhananjaya Rao and Carol Meyrowitz, former Chadwick's officers who became Brylane officers after the acquisition of Chadwick's by Brylane. On December 9, 1999, "vested shares" (as defined in the Company's Certificate of Designation) of the Series A Preferred Stock will, at the option of the holders thereof, either be redeemed by the Company for $20.00 per share (subject to adjustment for stock splits, dividends or reclassifications) or converted into one share of Common Stock (subject to adjustment for stock splits, dividends or reclassifications). The shares of Series A Preferred Stock will "vest" in equal annual installments on December 9 of each of 1997, 1998 and 1999, as long as Mr. Rao or Ms. Meyrowitz, as applicable, remain employed by Brylane (subject to certain accelerating events). The Company may at any time redeem "unvested shares" (as defined in the Company's Certificate of Designation) for $20.00 per share. In the event of a "change of control" (as defined in the Company's Certificate of Designation) each vested share at the option of one holder may be redeemed for $20.00 per share or converted into one share of Common Stock, while unvested shares must be redeemed for $20.00 per share. Holders of the shares of the Series A Preferred Stock have (i) no right to receive dividends, (ii) no voting or approval rights other than as required by Delaware law, and (iii) a liquidation preference of $20.00 per share. There are no plans, agreements or understandings for the issuance of any other shares of Preferred Stock.

STOCKHOLDER ACTION AND SPECIAL MEETINGS

     The Certificate states that special meetings of the stockholders of the Company may only be called by the Board of Directors, the Chairman of the Board of Directors, or stockholders owning at least 50% of the Common Stock, and that at any special meeting of the stockholders of the Company no business may be transacted and no corporate action may be taken other than that stated in the notice of meeting.

STOCKHOLDERS AGREEMENT

     The Stockholders Agreement provides that, during its term, FS&Co. is entitled to nominate three members of the Company's Board of Directors, and The Limited is entitled to nominate two members of the Company's Board of Directors. However, the number of directors that each of The Limited and FS&Co. may nominate declines with the percentage of Common Stock held by each of them. In the Stockholders Agreement, FS&Co., The Limited, Leeway & Co., NYNEX, TJX Noteholder and WearGuard have agreed that, without the consent of (i) the other (in the case of FS&Co. or The Limited), or (ii) both FS&Co. and The Limited (in the case of Leeway & Co., NYNEX or WearGuard), until one year after the date on which persons other than The Limited, FS&Co., Leeway & Co., NYNEX, the TJX Noteholder or WearGuard, or their respective affiliates, own 20% or more of the then outstanding Common Stock, they will vote or cause to be voted all shares of Common Stock beneficially owned by them against, and FS&Co. and The Limited, to the extent permitted by law, will direct their nominees on the Board of Directors of the Company to vote against, any consolidation, combination or merger of the Company or any sale or other transfer of all or substantially all of the assets of the Company. The Stockholders Agreement also prohibits FS&Co., The Limited, the TJX Noteholder and WearGuard, and their respective affiliates, and Leeway & Co. and NYNEX, from directly or indirectly authorizing or making a tender or exchange offer for, or purchasing or otherwise acquiring, beneficial ownership of any additional shares of Common Stock. Rights under the Stockholders Agreement will not be assignable except to an affiliate of the transferring stockholder (or, in the case of Leeway & Co., to a successor trust or plan).

     The Stockholders Agreement contains provisions whereby the Company and FS&Co. have agreed, for so long as The Limited holds, directly or indirectly, at least 20% of the outstanding Common Stock of the Company, that none of the Company, FS&Co. or any of their respective affiliates shall (subject to certain exceptions) (i) directly or indirectly, engage anywhere in the world in any activities that compete with any business conducted by The Limited or any of its affiliates as such businesses were conducted on August 30, 1993 (other than in the mail order business for women's special size apparel, moderately priced fashion apparel and related accessories, and for certain moderately priced regular size or special size men's apparel and related accessories) or (ii) without the prior written approval of The Limited, directly or indirectly solicit any person who is an employee of The Limited or any affiliate of The Limited at any time to terminate his or her relationship with The Limited or any affiliate of The Limited. The noncompetition and nonsolicitation provisions contained in the Stockholders Agreement also provide certain customary exceptions.

     The Stockholders Agreement contains provisions whereby (i) FS&Co., if it finds a third-party buyer for all of its shares or if it is required to sell all of its shares for any reason, may request that each of WearGuard, Leeway & Co. and NYNEX shall sell all of its shares on substantially the same terms and conditions as apply to FS&Co.'s sale and (ii) if FS&Co. or any of its affiliates proposes to transfer all or any part of their shares to a third party, each of WearGuard, Leeway & Co. and NYNEX will have the right to transfer, on the same terms and conditions as the transfer of shares by FS&Co. or any of its affiliates, a percentage of its shares equal to the percentage of FS&Co.'s (direct or indirect) total number of shares to be transferred pursuant to such transfer. The rights and obligations of each of FS&Co., WearGuard, Leeway & Co. and NYNEX described in this paragraph will not apply in the case of any sale (i) pursuant to a registration statement under the Securities Act or (ii) into the public market pursuant to Rule 144 of the Securities Act.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the "business combination" statute of the Delaware General Corporation Law (Section 203). In general, such statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless (i) such transaction is approved by the board of directors prior to the date the interested stockholder obtains such status, (ii) upon consummation of such transaction, the "interested stockholder" beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder". A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to the "interested stockholder". An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) beneficially 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

OTHER LIMITATIONS ON CONTROL CHANGES

     The 1997 Bank Credit Facility, the Indenture, and the Convertible Subordinated Note due 2006 in the principal amount of $20,000,000 issued jointly by the Company and the Partnership to TJX Noteholder each contains provisions with respect to a change of control of the Partnership and the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.


                             PLAN OF DISTRIBUTION

     The Shares are being registered to permit public secondary sales of the Shares by the Selling Stockholders from time to time until the earlier of such date as all of the Shares offered hereby have been sold; or such time as all of the Shares offered hereby can be sold within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions and fees and the expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares.

     The Company anticipates that the Selling Stockholders may sell all or a portion of the Shares from time to time on the New York Stock Exchange, and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers. Brokers participating in such transactions may receive customary brokerage commissions from the Selling Stockholders. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. In connection with such sales, the Selling Stockholders and brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act and may be deemed by the National Association of Securities Dealers to have received underwriting compensation for purposes of the Association's Rules of Fair Practice. The Company will receive no proceeds from this offering.

                        INDEPENDENT PUBLIC ACCOUNTANTS

The combined balance sheet of the Partnership as of February 3, 1996 and February 1, 1997 and the related combined statements of income, cash flows and partnership equity for the years ended January 28, 1995, February 3, 1996 and February 1, 1997 incorporated by reference in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the period ended May 3, 1997, incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended May 3, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (1) Annual Report of the Company on Form 10-K for the fiscal year ended February 1, 1997;

     (2)  Quarterly Report on Form 10-Q for the quarterly period ended May 3,
1997;

     (3) The description of the Common Stock contained in a Registration Statement on the Company's Form 8-A dated January 29, 1997; and

     (4) All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Robert A. Pulciani, Executive Vice President, Chief Financial Officer, Secretary and Treasurer, 463 Seventh Avenue, New York, New York 10018, the telephone number (212) 613-9500.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents which have been filed by Brylane Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") are incorporated by reference into this Registration Statement:

     (1)  Annual Report on Form 10-K for the fiscal year ended February 1, 1997;

     (2)  Quarterly Report on Form 10-Q for the quarterly period ended May 3,
1997;

     (3) The description of the Common Stock contained in the Registration Statement on Form 8-A dated January 29, 1997.

     All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.


ITEM 4.   DESCRIPTION OF SECURITIES.

     Not applicable.


ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

     None.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Article VI of the Company's Bylaws provides that the Company may indemnify its officers and directors to the full extent permitted by law. Section 145 of the General Corporation Law of the State of Delaware (the "GCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Article Tenth of the Company's Certificate of Incorporation currently provides that each director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper benefit.

     The Company and the Partnership, as the Company's wholly-owned subsidiary, has entered into indemnity agreements (the "Indemnity Agreements") by and between the Company and the Partnership, on the one hand, and each of the directors of the Company, on the other hand. The Indemnity Agreements generally indemnify the directors of the Company against liabilities arising out of their service in their capacities as directors or agents of the Company, or in their capacities as Representatives or agents of the Partnership, as the case may be. In addition, the Company is currently evaluating whether it will obtain director and officer insurance.

     In addition, B.L. Management Services, Inc., a Delaware corporation and a wholly-owned subsidiary of the Partnership ("B.L. Management"), and B.L. Catalog Distribution, Inc., a Delaware corporation and a wholly-owned subsidiary of the Partnership ("B.L. Distribution"), have previously entered into separate indemnity agreements with Mr. Pulciani in his capacity as the sole director of each of B.L. Management and B.L. Distribution. Such indemnity agreements generally indemnify Mr. Pulciani against liabilities arising out of his service in his capacity as a director or agent of B.L. Management or B.L. Distribution.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

     On August 30, 1993 affiliates of FS&Co. and affiliates of The Limited entered into an agreement (the "Partnership Agreement") and formed the Partnership, which acquired substantially all of the assets and liabilities of the mail order catalog business of The Limited at such time (the "Brylane Acquisition"). In connection with the Brylane Acquisition, VP Holding, an affiliate of FS&Co., and, at that time, an indirect partner of the Partnership, adopted a Stock Subscription Plan (the "Subscription Plan") pursuant to which an aggregate of 485,500 shares (net of repurchases) of the common stock of VP Holding were issued, at a purchase price of $10.00 per share, and 22,500 shares were issued, at a price of $15.00 per share, to certain members of management and of the Board of Representatives and certain other key employees of the Partnership (or its subsidiaries). Of the aggregate 508,000 shares issued to management and employees pursuant to the Subscription Plan (the "Management Shares"), 425,500 shares were issued at the time of the Brylane Acquisition on August 30, 1993. Of the aggregate purchase price of

$4.5 million paid for such shares, promissory notes in the aggregate amount of approximately $2.4 million were delivered under the Subscription Plan. Subsequent to the Brylane Acquisition, an additional 52,500 shares were issued to management and employees pursuant to the terms of the Subscription Plan. Of the aggregate purchase price of $637,500 paid for such shares, promissory notes in the aggregate amount of $112,500 were delivered under the Subscription Plan. The issuances of shares of common stock of VP Holding pursuant to the Subscription Plan described above were each exempt from registration under
Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. Subsequent to the Brylane Acquisition and in connection with his election to the Board of Representatives of the Partnership, VP Holding issued 30,000 shares of common stock to William C. Johnson at a purchase price of $10.00 per share, pursuant to the Subscription Plan. The issuance of shares to Mr. Johnson was exempt under Section 4(2) of the Securities Act.

     Pursuant to a letter agreement dated October 5, 1995 between ARAMARK Corporation, a Delaware corporation and the parent corporation of WearGuard, and Jessie Bourneuf, Ms. Bourneuf was to receive 16,667 partnership units of the Partnership on or about October 16, 1996. In accordance therewith, on October 16, 1996, WearGuard transferred 16,667 partnership units to VP Holding, and VP Holding issued 16,667 shares of VP Holding common stock to Ms. Bourneuf. Such issuance of shares of VP Holding common stock was exempt from registration under
Section 4(2) of the Securities Act.

     In connection with the closing of the Initial Public Offering, among other things, (i) the officer and director holders of 508,000 of the shares of common stock of VP Holding received 508,000 shares of Common Stock pursuant to the Subscription Plan; (ii) Mr. Sodini received 20,000 shares of Common Stock in exchange for his 20,000 shares of common stock of VP Holding; and (iii) Ms. Bourneuf received 16,667 shares of Common Stock in exchange for her 16,667 shares of common stock of VP Holding. Since each of the holders of the shares of common stock and preferred stock of VP Holding agreed at the time of their respective original acquisitions of their shares to exchange their shares for shares of Common Stock, the Company believes that none of the foregoing transactions involved a "sale" within the meaning of the Securities Act. Such exchanges would also be exempt from the registration provisions of the Securities Act by virtue of Section 4(2) of the Securities Act.

ITEM 8.   EXHIBITS.

  4.1++ Registration Rights Agreement dated as of February 26, 1997 by and among Brylane Inc., FS Equity Partners II, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., M&P Distributing Co., The Limited, Inc., WearGuard Corporation, The TJX Companies, Inc., Leeway & Co. and NYNEX Master Trust.

  4.2++ Stockholders Agreement dated as of February 26, 1997 by and among Brylane Inc., FS Equity Partners II, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., M&P Distributing Co., The Limited, Inc., WearGuard Corporation, The TJX Companies, Inc., Leeway & Co. and NYNEX Master Trust.

  4.3++++ Brylane Inc. 1996 Senior Management Stock Subscription Plan.

  4.4++++ Form of Stock Subscription Agreement entered into by and between the Company and certain officers who were issued shares of Common Stock under the Brylane Inc. 1996 Senior Management Stock Subscription Plan.

  4.5++++ Brylane Inc. 1996 Stock Subscription Plan.

  4.6++++ Form of Stock Subscription Agreement entered into by and between the Company and certain key employees who were issued shares of Common Stock under the Brylane Inc. 1996 Stock Subscription Plan.

 15.1*    Letter regarding unaudited interim financial information.

 23.1*    Consent of Coopers & Lybrand LLP.

 24.1     Powers of Attorney (included on page II-5 hereto).

______________
*    Filed herewith.

++ Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997 and incorporated by reference herein.

++++ Filed as an exhibit to Amendment No. 2 to the Company's Registration
     Statement on Form S-1 (Registration No. 33-86154) on December 23, 1996 and incorporated by reference herein.


ITEM 9.   UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on August 18, 1997.

                                  BRYLANE INC.



                                  By:  /s/ Robert A. Pulciani
                                       ----------------------
                                       Robert A. Pulciani
                                       Executive Vice President, Chief Financial
                                       Officer, Secretary and Treasurer


                              POWERS OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter J. Canzone and Robert A. Pulciani, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

      Signature                        Title                         Date
      ---------                        -----                         ----

/s/ Peter J. Canzone    President, Chief Executive Officer,     August 18, 1997
--------------------               and Director
Peter J. Canzone           (Principal Executive Officer)



/s/ Robert A. Pulciani  Executive Vice President, Chief         August 18, 1997
----------------------  Financial Officer, Secretary and
Robert A. Pulciani      Treasurer (Principal Financial and
                        Accounting Officer)



/s/ Ronald P. Spogli    Director                                August 18, 1997
--------------------
Ronald P. Spogli


/s/ John M. Roth        Director                                August 18, 1997
----------------
John M. Roth


/s/ Mark J. Doran       Director                                August 18, 1997
-----------------
Mark J. Doran

      Signature                        Title                         Date
      ---------                        -----                         ----

/s/ Samuel P. Fried     Director                               August 18, 1997
-------------------
Samuel P. Fried


/s/ William K. Gerber   Director                               August 18, 1997
---------------------
William K. Gerber


/s/ William C. Johnson  Director                               August 18, 1997
----------------------
William C. Johnson


/s/ Peter M. Starrett   Director                               August 18, 1997
---------------------
Peter M. Starrett

                               INDEX TO EXHIBITS


Exhibit No.   Description                                            Page Number
-----------   -----------                                            -----------
  4.1++       Registration Rights Agreement dated as of February
              26, 1997 by and among Brylane Inc., FS Equity
              Partners II, L.P., FS Equity Partners III, L.P., FS
              Equity Partners International, L.P., M&P
              Distributing Co., The Limited, Inc., WearGuard
              Corporation, The TJX Companies, Inc., Leeway & Co.
              and NYNEX Master Trust.

  4.2++ Stockholders Agreement dated as of February 26, 1997 by and among Brylane Inc., FS Equity Partners II,
              L.P., FS Equity Partners III, L.P., FS Equity
              Partners International, L.P., M&P Distributing Co.,
              The Limited, Inc., WearGuard Corporation, The TJX
              Companies, Inc., Leeway & Co. and NYNEX Master
              Trust.

  4.3++++     Brylane Inc. 1996 Senior Management Stock
              Subscription Plan.

  4.4++++ Form of Stock Subscription Agreement entered into by and between the Company and certain officers who were issued shares of Common Stock under the Brylane Inc. 1996 Senior Management Stock
              Subscription Plan.

  4.5++++     Brylane Inc. 1996 Stock Subscription Plan.

  4.6++++ Form of Stock Subscription Agreement entered into by and between the Company and certain key employees who were issued shares of Common Stock under the Brylane Inc. 1996 Stock Subscription Plan.

 15.1* Letter regarding unaudited interim financial information.

 23.1*        Consent of Coopers & Lybrand LLP.

 24.1         Powers of Attorney (included on page II-5 hereto).

______________
*    Filed herewith.

++ Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997 and incorporated by reference herein.

++++ Filed as an exhibit to Amendment No. 2 to the Company's Registration
     Statement on Form S-1 (Registration No. 33-86154) on December 23, 1996 and incorporated by reference herein.